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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 15)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

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                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                 WITH COPIES TO:

                            H. JEFFREY SCHWARTZ, ESQ.
                             MEGAN LUM MEHALKO, ESQ.
                   BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP
                        2300 BP TOWER, 200 PUBLIC SQUARE
                              CLEVELAND, OHIO 44114
                                 (216) 363-4500

                             ROBERT B. PINCUS, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                ONE RODNEY SQUARE
                           WILMINGTON, DELAWARE 19801
                                 (302) 651-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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      This Amendment No. 15 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002,
October 8, 2002, October 22, 2002, October 29, 2002, October 30, 2002, November 25, 2002, December 2, 2002, December 5, 2002, December 9, 2002, December 11, 2002 and December 12, 2002 relating to the tender offer by NCS Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare, Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of NCS and Class B Common Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1 through 14 thereto remains unchanged.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Item 7 of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

      Following the December 10, 2002 order of the Delaware Supreme Court remanding the consolidated stockholder litigation to the Delaware Chancery Court for entry of a preliminary injunction preventing completion of the Genesis Merger, and the December 11, 2002 order of the Chancery Court enjoining consummation of the Genesis Merger, on December 11, 2002, NCS received a letter from Omnicare extending the time period within which NCS could accept Omnicare's October 6, 2002 irrevocable merger proposal (the "Acceptance Deadline Letter"). A copy of the Acceptance Deadline Letter is incorporated herein by reference as
Exhibit 99.29 to this Statement. Under the terms of the Acceptance Deadline Letter, NCS would be able to accept Omnicare's proposed October 6th merger agreement by signing and returning a copy of the agreement by facsimile on or before the earliest of:

      -     the effective time of the Genesis Merger;

      -     two calendar days after the date on which:

            - the Genesis Merger Agreement is terminated in accordance with its terms;

            - a "Final Order" is entered enjoining or otherwise prohibiting the consummation of the Genesis Merger;

            - NCS stockholders fail to adopt the Genesis Merger Agreement and approve the transactions contemplated by the Genesis Merger Agreement at a meeting called for such purpose; or

      - the date of any amendment or waiver of any of the provisions of the Genesis Merger Agreement; and


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      -     December 19, 2002 at 5:00 p.m. EST.

      Also on December 11, 2002, representatives of Genesis contacted representatives of NCS and offered to increase the consideration to be received by NCS stockholders in the Genesis Merger to $3.50 per Share, payable in Genesis common stock. Under the original terms of the Genesis Merger Agreement, NCS stockholders would have received a fixed consideration of 0.1 shares of Genesis common stock for each Share held. Based on the closing price of Genesis common stock on December 1, 2002, the original Genesis Merger consideration had a value of approximately $1.60 per Share.

      In response to the December 11th Genesis proposal, on December 12, 2002 Omnicare sent a letter (the "Revised Offer Letter") to the NCS Board, a copy of which is incorporated herein by reference as Exhibit 99.30 to this Statement, amending the terms of Omnicare's October 6th irrevocable merger proposal. Under the terms of the Revised Offer Letter, NCS stockholders would receive $5.50 per Share net to the seller in cash. The Revised Offer Letter attached an executed merger agreement (the "Omnicare Merger Agreement") which, if signed by NCS, would require Omnicare to amend the Offer to provide for the terms set forth in the Omnicare Merger Agreement, including the increased consideration of $5.50 per Share. By its terms, the Revised Offer Letter would remain irrevocable until the earlier of, the happening of the events specified in the Acceptance Deadline Letter and December 20, 2002. The Omnicare Merger Agreement is substantially similar to the merger agreement attached to Omnicare's October 6th proposal, except that the agreement provides for the payment of $5.50 per Share and the payment by NCS to Omnicare of an $8.8 million termination fee in the event of termination of that agreement under certain circumstances. This summary of the material terms of the Omnicare Merger Agreement is not complete and is qualified in its entirety by the full text of the Omnicare Merger Agreement, a copy of which is incorporated herein by reference as Exhibit 99.31.

      In light of the December 10, 2002 order of the Delaware Supreme Court, and given the desire of the NCS Board to maximize value for stockholders and cause as little disruption to its stakeholders as possible, on December 13, 2002, the NCS Board established bidding procedures that were intended to provide for a fair and orderly process and elicit the highest and best offers for the Company by 6:00 p.m. on Sunday, December 15, 2002. These bidding procedures which were sent to counsel for Genesis and Omnicare are attached hereto as Exhibit 99.32 and incorporated herein by reference.

      Notwithstanding the efforts of the NCS Board to establish a fair and orderly auction process, on December 15, 2002, shortly after the deadline for final bids, NCS was informed that Genesis and Omnicare had entered into a settlement agreement pursuant to which, among other things:

      -     Omnicare would pay Genesis a fee of $22 million;

      - Omnicare and Genesis would terminate any pending litigation and provide full mutual releases of all claims; and

      - Genesis would terminate the Genesis Merger Agreement, purportedly as a result of the Company's failure to hold the stockholder meeting to approve the Genesis Merger Agreement within four months of the date of execution of


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            the Genesis Merger Agreement, as permitted by Section 7.1(g) of the agreement.

      Given the termination of the Genesis Merger Agreement, NCS is currently considering the Omnicare Revised Offer Letter and the proposed Omnicare Merger Agreement in light of current circumstances. Assuming Genesis terminates the Merger Agreement on December 16, 2002, the Company believes that the Omnicare Revised Offer Letter will remain outstanding until Wednesday, December 18, 2002.

ITEM 9.   EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

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
EXHIBIT NO.
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
Exhibit 99.29 Letter from Omnicare to the NCS Board of Directors, dated as of December 11, 2002. (Incorporated herein by reference to Item 5 of Amendment No. 33 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 12, 2002.)

Exhibit 99.30 Letter from Omnicare to the NCS Board of Directors, dated as of December 12, 2002. (Incorporated herein by reference to Item 5 of Amendment No. 34 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 13, 2002.)

Exhibit 99.31 Form of Agreement and Plan of Merger by and among Omnicare, Inc., NCS Acquisition Corp. and NCS HealthCare, Inc., dated as of December __, 2002. (Incorporated herein by reference to Exhibit (a)(5)(C) to Amendment No. 34 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 13, 2002.)

Exhibit 99.32 Letter from NCS to Genesis and Omnicare regarding Bidding Procedures, dated as of December 13, 2002. (Incorporated herein by reference to Exhibit (a)(1)(EEE) to Amendment No. 35 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on December 16, 2002.)
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NCS HEALTHCARE, INC.

                                  By: /s/ Kevin B. Shaw
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                                        Kevin B. Shaw
                                        President and Chief Executive Officer

Dated:  December 16, 2002